PO BOX 3761

LAFAYETTE, LA 70502

Office: 337-896-6664  Fax: 337-896-6655

October 31, 2008

Mr. James Giugliano

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549-7010

Re:	OMNI Energy Services Corp.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed on March 17, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 8, 2008
Form 8-K Filed July 10, 2008
File No. 000-23383

Dear Mr. Giugliano:

This letter responds to the comments OMNI Energy Services Corp. (the “Company”) received from the U.S. Securities and Exchange Commission by letter dated September 25, 2008 regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2007, filed on March 17, 2008, the Company’s Form 10-Q for the Quarterly Period Ended June 30, 2008 filed August 8, 2008 and the Company’s Form 8-K filed July 10, 2008 (File No. 000-23383).

We hope this letter is responsive to your comments and requests for information. The Company’s goal is to resolve these outstanding comments in a manner that is acceptable to the SEC staff. We have reviewed and discussed this letter with our independent auditors and our Audit Committee, and they concur with our conclusions in this letter.

Our responses utilize the same captions contained in the SEC’s September 25, 2008 letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the Commission’s corresponding comment.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

1.	Please expand your disclosure to identify known material trends, events, demands, commitments and uncertainties within your business and your industry, particularly in regards to continuing revenues and costs of revenues. Include discussion and analysis of how these material trends, events, demands, commitments and uncertainties have impacted the results of your operations, including an analysis explaining the underlying reasons or implications, interrelationships between constituent elements, or the relative significance of those matters.

Please also expand your discussion and analysis to provide guidance on whether or not the historical results of operations are indicative of expected results. The objective should be to provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance.

Your expanded discussion and analysis should also include a narrative discussion of the extent to which increases in revenues – after considering the impact of business combinations – are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.

Please refer to Item 303(a)(3) of Regulation S-K and FRC Section 501.12. Please also refer to “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This can be located at our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Company Response

The Company acknowledges the Staff’s comments and will in future filings include more expansive disclosure pursuant to the guidance included in Item 303(a)(3) of Regulation S-K and FRC Section 501.12 and “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Included below is an example of the type of revised disclosure we would expect to include in future disclosures of Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A). Please note, we have not included the entire section on results of operations, but have included an excerpt for illustrative purposes using the information previously included in our 2007 Form 10-K.

Executive Overview

Our business is driven by the supply and demand of hydrocarbon commodities in the United States and, to a certain extent, the international markets. Virtually all of our customers are involved in the exploration and/or production of oil and natural gas in the continental United States and the coastal waters of the Gulf of Mexico. Not surprisingly, a higher demand for oil and gas results in a higher demand for our equipment and services. Our operational levels for 2007 were consistent with 2006 levels with the majority of our increase coming through acquisitions.

In the immediate past, we have been very active in acquiring companies which we believe are well aligned with our Company philosophy. The companies acquired have been complementary to our core business segments. We plan to diversify into other service lines and other service areas through additional acquisitions, as such opportunities arise that we believe fit into our overall business strategy.

We continue to maintain a large and visible presence along the coast of Louisiana to service our customers in the offshore exploration and production markets. While the offshore rig counts in the Gulf of Mexico have fallen in recent years and remained stagnant from 2006 to 2007, we feel that there is still adequate activity in the area to allow us to remain profitable in that region.

Our acquisitions have allowed us to expand our operations into what currently appear to be more prolific areas of activity, such as the Rocky Mountains and the Barnett Shale region.

We anticipate that the Rocky Mountain region will continue to be a very active area in terms of natural gas exploration. During 2006, we opened an Equipment Leasing location in Rock Springs, Wyoming to allow us to establish a presence in the Rocky Mountain region. In conjunction with the acquisition of Holston, we were able to expand our visibility in the Rocky Mountains with the addition of an additional leasing location in Vernal, Utah.

The Barnett Shale region in Northern Texas also appears to be a very active area in terms of oil and gas exploration and production. Our acquisition of Rig Tools in November 2006 allowed us to position ourselves in the Barnett Shale and other Texas regions to take advantage of the anticipated growth in that geographical area. It is our intention to continue to expand in that area.

Year Ended December 31, 2006 Compared To The Year Ended December 31, 2007:

Consolidated operating revenues increased 74% or $73.5 million, from $99.0 million for the year ended December 31, 2006 to $172.5 million for the year ended December 31, 2007. This increase was due to an increase of $57.9 million in service revenue and an increase of $15.6 million in rental revenues.

Service revenues. The increase of $57.9 million in Service revenues was due in part to the February 2007 Cypress acquisition which contributed to the $30.5 million increase in our Seismic Drilling revenues; enhanced by the offshore and dockside operations, the Holston acquisition in March 2007 contributed to the $7.2 million increase in our Environmental Services revenues; the acquisition of Holston contributed to the $6.9 million increase in the Other Services segment; and the acquisition of Holston contributed all $13.3 million of the increase in the Transportation segment.

Rental revenues. Revenues from the Equipment Leasing segment increased by $15.6 million primarily due to the increase in revenues resulting from our acquisitions of Rig Tools in November 2006 and Preheat in February 2006, which contributed $12.9 and $1.0 million, respectively, of the increase in rental revenue for 2007. The increase in rental revenues resulting from our acquisitions was also due to the acquisition of Holston in March 2007 which contributed $1.7 million in revenues.

We expect continued increases in revenue across all segments through future acquisitions. These acquisitions allow us to continue to offer a broad range of services to our customers and continue to operate in newer regions within the United States.

Direct cost, excluding depreciation and amortization increased 85%, or $50.5 million, from $59.8 million for the year ended December 31, 2006 to $110.3 million for the year ended December 31, 2007. This increase was due to an increase of $41.2 million in direct costs associated with service revenue and an increase of $9.3 million in direct costs related to rental revenues.

Direct cost, excluding depreciation and amortization—Services. Direct cost, excluding depreciation and amortization related to Service revenues increased by $41.2 million due in part to the Cypress acquisition which contributed to the increase in our Seismic Drilling direct costs of $20.1 million; the Holston acquisition contributed to the increase in the direct costs for our Environmental Services segment of $5.5 million; the acquisition of Holston contributed to the $5.6 million increase in the Other Services segment; and the acquisition of Holston contributed all $10.0 million of the increase in the Transportation segment.

Direct cost, excluding depreciation and amortization—Rentals. Direct cost, excluding depreciation and amortization related to Rental activities increased by $9.3 million due to the increase in direct costs resulting from our acquisition of Rig Tools in November 2006 and Preheat in February 2006, which contributed $6.6 and $2.1 million, respectively. Additionally, $0.6 million of the increase in direct costs related to rental activities resulted from our acquisition of Holston in March 2007.

Depreciation and amortization costs increased $5.1 million from $5.7 million for the year ended December 31, 2006 to $10.8 million for year ended December 31, 2007. Depreciation expense increased $3.9 million due primarily to the increase in revenue-producing assets from the acquisitions of Preheat in February 2006, Rig Tools in November 2006, Cypress in February 2007 and Holston in March 2007. Amortization expense increased $1.2 million due to the increase in intangibles related to the aforementioned acquisitions.

Item 8 – Financial Statements and Supplementary Data

Consolidated Statement of Operations, page 48

2.	Please expand your disclosure of “operating revenue” and “direct costs” to indicate whether these items contain amounts related to tangible products, rentals, services or other. Please present separately on the face of your financial statements, the amounts related to tangible products, income from rentals, revenues from services and other revenues. Please also state separately the amount of cost of tangible goods sold, expenses applicable to rental income, cost of services, and expenses applicable to other revenues that correspond to the revenue categories. Please refer to Rules 5-03(b)1 and 5-03(b)2 of Regulation S-X.

Company Response

The Company acknowledges the Staff’s comment and has reviewed the guidance in Rules 5-03(b)1 and 5-03(b)2 of Regulation S-X. We will revise our disclosure of operating revenues and direct costs related to our services and rental businesses in future filings. Detailed below is our proposed revised revenue recognition policy and income statement disclosure related to our services and rental businesses:

Revenue Recognition

We derive revenue from two types of activities—services and equipment rentals. Service activities include drilling, seismic surveys, permitting, aircraft charter, environmental clean-up, transportation, wellhead installation, stress relieving and other services. Rentals activities relate to our equipment rentals. Revenue from our drilling operations is recognized on a per hole basis. Once we have drilled and loaded a source point, revenue from the drilling of such source point is recognized. Similarly, revenue is recognized from our seismic survey operations either on a day rate or per mile basis. Under the per mile basis, revenue is recognized when the source or receiving point is marked by one of our survey crews. Permitting revenue is recognized on a per day basis as services are rendered. Our aircraft, which were usually either chartered with a monthly guaranteed rate or for a guaranteed minimum number of hours per day, generated revenue pursuant to a fixed hourly rate. See Note 13 for information related to the disposal of our discontinued Aviation Transportation Services segment operations. Environmental revenue is recognized upon completion of each cleaning project. Revenues for wellhead installations, stress relieving and other services are recognized upon completion of each project, all of which have relatively short durations lasting from one to five days. Transportation revenues are billed by the hour, load or barrel. Equipment rental revenue is recognized on a daily basis.

From time to time, we may offer discounts from our standard service rates for volume and competitive reasons. These discounts are recorded as a reduction of revenues.

	YEAR ENDED DECEMBER 31,
	2005	2006	2007
	(In thousands, except per share data)
Operating revenue:
Services	$43,350	$82,819	$140,695
Rentals	—	16,179	31,784

Total operating revenue	43,350	98,998	172,479

Operating expenses:
Direct costs (exclusive of depreciation and amortization expense shown separately below):
Services	27,515	54,565	95,703
Rentals	—	5,265	14,549
Depreciation and amortization	4,627	5,660	10,761
General and administrative expenses (exclusive of depreciation and amortization expense shown separately above) (includes transition incentives of $5,000 in 2007)	8,497	13,780	28,117

Total operating expenses	40,639	79,270	149,130

Operating income	2,711	19,728	23,349
Interest expense	(2,836)	(4,966)	(6,936)
Gain (loss) on debt extinguishment	—	15	(1,100)
Gain on debenture conversion inducement	758	—	—
Other income	835	233	360

Income before income taxes	1,468	15,010	15,673
Income tax benefit (expense)	508	6,805	(5,504)

Net income from continuing operations	1,976	21,815	10,169
Loss from discontinued operations, net of taxes	(3,978)	—	—
Loss on disposal of discontinued operations assets, net of taxes	(2,271)	—	—

Net income (loss)	(4,273)	21,815	10,169
Dividends on preferred stock	(249)	(488)	(503)
Non-cash charge attributable to beneficial conversion	(745)	(458)	(255)

Net income (loss) available to common stockholders	$(5,267)	$20,869	$9,411

Basic income (loss) per common share:
Income from continuing operations	$0.07	$1.29	$0.52
Loss from discontinued operations	(0.30)	—	—
Loss on disposal of discontinued operations assets, net of taxes	(0.17)	—	—

Net income (loss) available to common stockholders	$(0.40)	$1.29	$0.52

Diluted income (loss) per common share:
Income from continuing operations	$0.07	$0.89	$0.40
Loss from discontinued operations	(0.29)	—	—
Loss on disposal of discontinued operations assets, net of taxes	(0.16)	—	—

Net income (loss) available to common stockholders	$(0.38)	$0.89	$0.40

Number of weighted average shares:
Basic	13,251	16,190	18,077
Diluted	13,683	24,459	25,634

Note 1 – Summary of Significant Accounting Policies

Use of Estimates, page 54

3.	We note you disclose a change in amortization periods for the intangibles acquired as part of the Trussco acquisition. Please tell us whether you consider this change to be a change in accounting estimate as contemplated in paragraph 10 of APB 20. If so, please tell us what new events have occurred, experience has been acquired, or additional information has been obtained that prompted the change. Please also tell us your basis for disclosing pro forma net income and earnings per share measures.

Company Response

The Company respectfully advises the Staff that it considers the change in the useful lives of the intangible assets acquired in the June 2004 Trussco acquisition to be a change in an accounting estimate as contemplated in paragraph 10 of APB 20.

The change in the amortization periods of these intangible assets was made based upon the results of the final valuation report on the estimated fair values and useful lives of the intangible assets acquired in the Trussco acquisition. The Company obtained this valuation report in order to assist management with finalizing its valuation of the intangible assets acquired in the Trussco acquisition. Upon receipt of this valuation report in April 2005, the Company finalized the purchase price allocation associated with the Trussco acquisition.

The Company included the pro forma net income and earnings per share measures for the periods subsequent to the year of the changes amortization periods in order to enhance the readers understanding of the ongoing implications of this change in estimate. We have considered the guidance in paragraph 33 of APB 20 and will no longer include such pro forma disclosures for the periods subsequent to the period in which the change was made.

4.	In relation to your disclosure of a valuation supported by a fairness opinion issued by an independent third party, please provide us a copy of the fairness opinion and tell us the circumstances surrounding the engagement of the third party.

Company Response

The Company respectfully advises the Staff that the term “fairness opinion” was incorrectly used to describe the valuation report that we received related to the intangible assets acquired in the June 2004 Trussco acquisition. The Company engaged a valuation firm to assist with determining the fair values and useful lives of certain intangible assets acquire from Trussco **A copy of the valuation report is submitted supplementally with this letter**.

The Company will remove this disclosure regarding a “fairness opinion” and the reference to the independent third party from all future filings.

Note 5 – Intangible Assets, page 65

5.	Please expand your disclosure to provide information about the carrying amounts and changes in goodwill for each reportable segment. Please also disclose any significant changes in the allocation of goodwill by reportable segment. If any portion of goodwill has not yet been allocated to a reporting unit at the date the financial statements are issued, that unallocated amount and the reasons for not allocating that amount shall be disclosed. Refer to paragraph 45 of FAS 142.

Company Response

The Company acknowledges the Staff’s comment and in future filings we will expand our disclosures consistent with the guidance in paragraph 45 of FAS 142 to provide information about the carrying amounts and changes in goodwill for each reportable segment, and any unallocated goodwill, if any, and the reason for not allocating that amount.

Note 9 – Stockholders’ Equity

Earnings per Share, page 70

6.	Please expand your disclosure to include computations of basic and diluted earnings per share, including a reconciliation of the numerator used in your computations. Refer to paragraph 40 of FAS 128. Please also provide us with a sample of your disclosure showing the computations for your 2005, 2006 and 2007 fiscal years.

Company Response

The Company acknowledges the Staff’s comment and will revise our earnings per share disclosure in future filings to include the complete computations of basic and diluted earnings per share, including a reconciliation of the numerator. A sample of our disclosure showing computations for our 2005, 2006 and 2007 fiscal years is detailed below:

	YEAR ENDED DECEMBER 31,
	2005	2006	2007
	(In thousands)
Numerator:
Net income (loss) available to common stockholders	$(5,267)	$20,869	$9,411
Dilutive effect of stock options	—	—	—
Dilutive effect of warrants	—	—	—
Dilutive effect of contingently issuable shares	—	—	—
Dilutive effect of preferred stock	—	946	758
Dilutive effect of shareholder notes	—	28	—

Net income (loss) available to common stockholders with assumed conversions	$(5,267)	$21,843	$10,169

Denominator:
Basic earnings per share weighted average shares	13,251	16,190	18,077
Dilutive effect of stock options	62	712	298
Dilutive effect of warrants	370	4,661	4,337
Dilutive effect of contingently issuable shares	—	45	45
Dilutive effect of preferred stock	—	2,790	2,877
Dilutive effect of shareholder notes	—	61	—

Denominator for dilutive earnings per share-adjusted weighted average shares with assumed conversions	13,683	24,459	25,634
Basic income (loss) per common share:
Income from continuing operations	$0.07	$1.29	$0.52
Loss from discontinued operations	(0.30)	—	—
Loss on disposal of discontinued operations assets, net of taxes	(0.17)	—	—

Net income (loss) available to common stockholders	$(0.40)	$1.29	$0.52

Diluted income (loss) per common share:
Income from continuing operations	$0.07	$0.89	$0.40
Loss from discontinued operations	(0.29)	—	—
Loss on disposal of discontinued operations assets, net of taxes	(0.16)	—	—

Net income (loss) available to common stockholders	$(0.38)	$0.89	$0.40

Note 10 – Income Taxes, page 75

7.	Please expand your disclosure to identify whether you classify income tax interest and penalties within either income tax or interest expense. Refer to paragraphs 19 and 20 of FIN 48.

Company Response

The Company respectfully advises the Staff that the Company has not yet incurred any tax interest or penalties related to income taxes.

However, when applicable, we will include a disclosure in our future filings to identify the classification of tax interest and penalties in our financial statements.

Note 12 – Acquisitions

Preheat, Inc., page 77

8.	In relation to your determination of the Preheat, Inc. acquisition cost, we note you have attributed $3.0 million of your acquisition price to 900,000 common shares issued in the exchange. Please tell us what date you used to value these equity securities. In your response, please reference Issue 1 of EIFT 99-12 as applicable.

Company Response

The Company respectfully advises the Staff that the equity securities issued in this exchange were valued based on the average closing prices of the Company’s common stock for the five days prior to and the five days subsequent to December 29, 2005. The terms of the acquisition were agreed to and announced on December 29, 2005. The average value of the Company’s common stock during this period was approximately $3.38 per share. The closing price of the Company’s common stock on December 29, 2005 was $3.26 per share.

The Company believes that our use of a five day period prior to and subsequent to December 29, 2005 is consistent with the guidance in EITF 99-12. Specifically, the guidance in EITF 99-12 Issue 1, which notes that the date that should be used to value marketable equity securities issued to effect a purchase business combination should be determined “ based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced.”

Rig Tools, page 27

9.	In relation to your November 2006 purchase of Rig Tools, Inc., we note your disclosure that “the final allocation of the purchase price has not been completed.” Please tell us the circumstances which have resulted in an allocation period of greater than one year and your basis for extending the allocation period.

Company Response

The Company respectfully advises the Staff that the disclosure “the final allocation of the purchase price has not been completed” was inadvertently included in the Form 10-K for the year ended December 31, 2007. When we filed the 2007 Form 10-K, the purchase price allocation related to the Rig Tools acquisition had been completed. We will eliminate this disclosure in future filings.

Unaudited Pro Forma Results of Operations, page 80

10.	Please tell us your basis for disclosing 2005 unaudited pro forma results of operations. Refer to paragraph 54 of FAS 141.

Company Response

We acknowledge the Staff’s comment and consistent with the response we provided to the Staff in our letter dated June 29, 2005, we acknowledge the guidance provided in paragraph 55 of SFAS 141 and note that it provides the minimum disclosure requirements for supplemental pro forma information related to business acquisitions. We believed that it would be of benefit to the users of the financial statements to provide the pro forma comparison for all the years presented in order to enhance the readers’ understanding of the implications of the recent acquisitions by the Company.

We again have considered the guidance in paragraph 54 of SFAS 141 and in future filings intend to limit our pro forma information to the immediately preceding period for each acquisition.

Controls and Procedures

Disclosure Controls and Procedures, page 85

11.	We note your management has concluded that your “disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” The definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act also includes “controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the [Exchange] Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Please modify your disclosure to include your determination of the effectiveness of disclosure controls and procedures, as fully defined, either by including the full definition in your disclosure or by reference to the definition in Rule 13a-15(e) of the Exchange Act. This comment also applies to your disclosure of Controls and Procedures in Item 4 of your quarterly reports filed on Form 10-Q.

Company Response

We note the Staff’s comment and, to the extent appropriate, in future Form 10-K and Form 10-Q filings will provide the following disclosure:

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit to the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.

In accordance with Exchange Act Rules 13a-15 and 15d-15, we carried out an evaluation, under the supervision and with the participation of management, including our CEO and CFO, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as [the applicable date].

12.	In reference to your assessment of disclosure controls and procedures, we note you state “as described under Management’s Annual Report on Internal Control of Financial Reporting.” Please note that management’s assessment of disclosure controls and procedures is independent of management’s report on internal controls over financial reporting. Please remove any reference to management’s report of internal controls over financial reporting from your disclosure related to management’s assessment of disclosure controls and procedures.

Company Response

We note the Staff’s comment and will remove in all future filings the reference to “Management’s Annual Report on Internal Control over Financial Reporting” from our Disclosure Controls and Procedures discussion.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Item 2 – Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Recent Developments, page 21

13.	We note your disclosure of a settlement with Siemens Water Technologies for which you accrued an amount of approximately $3.1 million in the quarterly period ended March 31, 2008. In relation to the claim from Siemens, please provide us with a timeline of the dates on which claims were made and facts were known by the company. Please also tell us why this contingency was not disclosed in your Form 10-K for the year ended December 31, 2007.

Company Response

The Company acknowledges the Staff’s comment and respectfully provides the following timeline related to the Siemens Water Technologies (“Siemens” or “Monosep”) case:

June 29, 2005	Monosep files this action against Preheat, Inc.

February 10, 2006	The Company acquires Preheat, Inc.

March 17, 2008	The Company files its 2007 Form 10-K

March 24-26, 2008	Trial is conducted (Company’s key witness proves to be unreliable)

March 26, 2008	Court rules in favor of Siemens

May 12, 2008	The Company files its March 31, 2008 Form 10-Q

June 11, 2008	Final settlement reached with Siemens

At the time the Company filed its Form 10-K for the year ended December 31, 2007, management had concluded that the likelihood of a loss related to this litigation was remote. This conclusion was based on consultation with legal counsel, discussions with the former owners of Preheat, Inc. (wherein they represented that they were not guilty of any unfair trade practices related to the case) and the belief that the testimony of our key witness would allow us to prevail in this litigation. Based upon this information, the Company concluded that FAS 5 did not require accrual or disclosure related to this litigation at December 31, 2007.

In March 2008, subsequent to filing our Form 10-K for the year ended December 31, 2007 and prior to filing our Form 10-Q for the quarter ended March 31, 2008, our primary witness was found to be unreliable in his statements regarding the process through which he developed the technology in dispute and the jury found in favour of the plaintiff and against Preheat, Inc.

Based upon this change in circumstance, resulting in an unfavourable ruling at trial, we agreed in principle to settle this lawsuit. Accordingly, we accrued $3.1 million in our Form 10-Q for the quarter ended March 31, 2008 related to this litigation.

14.	We note your disclosure of lawsuits originating from the former owners of Preheat, Inc. Please expand your disclosure to include your conclusion as to the likelihood that a future event or events will confirm a loss or impairment of an asset or the incurrence of a liability using the framework and terms established in paragraph 3 of FAS 5. Please also disclose whether any amounts have been accrued under the guidance of paragraph 8 of FAS 5. If no accrual for a loss contingency has been made, please expand your disclosure to include an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of FAS 5. Please include a sample of your expanded disclosure in your response to this comment.

Company Response

We acknowledge the Staff’s comment and we will revise this disclosure in future filings to clarify that we have not accrued any amounts related to this contingency. Detailed below is our proposed revised disclosure related to the Preheat litigation:

On May 1, 2008, the former owners of Preheat, Inc., which we acquired in February 2006, filed a lawsuit in federal court in the United States District Court for the Western District of Louisiana in Lafayette, Louisiana, against us, our directors, our Chief Operating Officer, our Chief Financial Officer, one of our investment advisors, and a principal of the investment advisor. The lawsuit seeks, among other things, (i) a declaratory judgment that the Preheat purchase agreement executed in December 2005 is null because of alleged securities fraud and bad faith breach of the purchase agreement and that one of the former owner’s ERISA rights be clarified, (ii) injunctive relief to halt alleged securities disclosure violations by us and to remove three board members, and (iii) damages resulting from the nullification of the Preheat purchase agreement. At this point, the Company is unable assess the ultimate impact of this litigation on our financial position, results of operations or cash flows. However, we believe the claims against us are without merit and will vigorously contest this legal action. Accordingly, we have not accrued any amounts related to this litigation.

Form 8-K Filed July 10, 2008

Exhibit 99.1 – Industrial Lift Truck and Equipment Co., Inc. Audited Historical Financial Statements

Independent Auditor’s Report, page 1

15.	We note the financial statements of the acquired business include an audit report that is qualified due to a limitation on the scope of the audit. Please obtain and file a new audit report that is unqualified. Refer to SAB Topic 1.E.2.

Company Response

We note the Staff’s comment and will comply with SAB Topic 1.E.2. An unqualified audit report will be filed in an amended Form 8-K/A within 15 business days of this letter.

Statement of Operations, page 3

16.	From your disclosure of “sales of goods and services” and “cost of goods sold,” it is unclear whether these items contain amounts related to sales of tangible products, income from rentals, revenues from services or other revenues. Please present separately on the face of your financial statements, the amounts related to tangible products, income from rentals, revenues from services and other revenues. Please also state separately the amount of cost of tangible goods sold, expenses applicable to rental income, cost of services, and expenses applicable to other revenues that correspond to the revenue categories. Please refer to Rules 5-03(b)1 and 5-03(b)(2) of regulation S-X.

Company Response

The Company acknowledges the Staff’s comment and has reviewed the guidance in Rules 5-03(b)1 and 5-03(b)2 of Regulation S-X. In response to the Staff’s comments, we will revise our disclosure of operating revenues and direct costs on the face of our income statement to disclose the amounts related to our services and rental businesses. Detailed below is our proposed revised disclosure related to rentals and services businesses:

INDUSTRIAL LIFT TRUCK & EQUIPMENT, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

REVENUE
Rentals	$5,294,726
Sales and services	8,534,639

13,829,365

OPERATING EXPENSES
Direct costs (exclusive of depreciation shown separately below)
Rentals	2,146,349
Sales and services	3,459,730
Depreciation and amortization	2,619,594
General and administrative expenses	743,235

Total operating expense	8,968,908

OPERATING INCOME	4,860,457

Interest income	73,542
Interest expense	(116,228)

INCOME BEFORE INCOME TAX EXPENSE	4,817,771

Provision for income tax expense	1,850,081

NET INCOME	2,967,690
RETAINED EARNINGS
Beginning of the year	7,497,335
Dividend	(223,019)

End of the year	$10,242,005

17.	We note several operating expense items which appear to have been excluded from cost of goods or services sold, and your calculations of gross profit. It is unclear why these costs relate to operating expenses but not cost of sales. Please tell us whether any of these expenses were incurred as costs of sales, and if so, why they have been excluded from costs of goods and services in your calculation of gross profit. To the extent these expenses are not a cost of sale, please tell us the nature of these expenses and how they relate to other operating expenses excluded from your calculation of gross profit.

Company Response

We note the Staff’s comments and respectfully advise the Staff that certain operating expenses were inappropriately excluded from the calculation of cost of sales and gross profit in the Income Statement, in the Form 8-K filed on July 10, 2008.

In response to the Staff’s comment we have revised the presentation of our Income Statement to comply with the Staff’s comment (see revised income statement presentation included in our response to comment 16).

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings. Additionally, we acknowledge that comments from the SEC staff or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing. Likewise, the we acknowledge that we may not assert the comments by the SEC staff as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that our goal is to resolve these comments in a manner that is acceptable to the SEC staff.

Should you have any questions or further comments please contact me at the number above.

Thank you,

/s/ Ronald D. Mogel
Ronald D. Mogel Senior Vice President and Chief Financial Officer